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                                                                   PAGE 1 of 10

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
Dow Jones & Company, Inc.
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                             (Name of Issuer)

Class B Common Stock
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                      (Title of Class of Securities)

260561204
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                              (CUSIP Number)

Frederic J. Marx, Hemenway & Barnes, 60 State Street, Boston, MA 02109; 617-227-7940
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

August 14, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 260561204

            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Michael B. Elefante

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            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)

               (a)

               (b)

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            3. SEC Use Only

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            4. Source of Funds (See Instructions) Not applicable; ownership acquired by appointment as trustee of trusts.

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            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)

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            6. Citizenship or Place of Organization USA

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               7. Sole Voting Power 59,500

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Number of
Shares         8. Shared Voting Power 4,453,289
Beneficially
Owned by       -----------------------------------------------------------------
Each
Reporting      9. Sole Dispositive Power 59,500
Person
With           -----------------------------------------------------------------

               10. Shared Dispositive Power 4,453,289

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               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   See items 7 and 8

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            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)

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            13. Percent of Class Represented by Amount in Row (11) 21.45%

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            14. Type of Reporting Person (See Instructions)

                OO - Co-trustee for shares reported in items 8 and 10 OO - Sole trustee for shares reported in items 7 and 9.

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                                  SCHEDULE 13D

Item 1. Security and Issuer.

      Class B Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2. Identity and Background.

        a. Michael B. Elefante, Esq.
        b. c/o Hemenway & Barnes, 60 State Street, Boston, MA  02109
        c. Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, Massachusetts 02109-1899
        d. No such conviction
        e. Not a party to any such proceeding
        f. United States

Item 3. Source of and Amount of Funds or Other consideration.

        Securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction.

        The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5. Interest in Securities of the Issuer.

        a. See items 11 and 13 of the cover page.

        b. (1) The undersigned is sole trustee over 59,500 shares of the issuer's stock. In addition, the undersigned shares the voting and dispositive power as a co-trustee over 4,453,289 shares of the issuer's stock with the following persons:

               (A) With Wendy S. Blau, Christopher Blau and Kurt F.
                   Somerville over 827 shares of stock;
               (B) With Richard D. Leggat over 55,500 shares of stock;
               (C) With Elizabeth Steele and James W. Griffiths over 12,000 shares of stock;
               (D) With Martha S. Robes and Dana Robes over 9,496 shares of stock;


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               (E) With Wendy S. Blau over 1,825 shares of stock;
               (F) With Martha S. Robes over 2,439 shares of stock;
               (G) With Jane B. Meyer, Robert Meyer and Kurt F. Somerville
                   over 170 shares of stock;
               (H) With Fiduciary Trust Company, Boston, Massachusetts over
                   26,250 shares of stock;
               (I) With Catherine G. Harrison and Phillip D. Harrison over
                   10,822 shares of stock;
               (J) With Catherine G. Harrison over 1,108 shares of stock;
               (K) With Jeffrey Stevenson over 1,441 shares of stock;
               (L) With Jean B. Stevenson over 6,580 shares of stock;
               (M) With Jane Meyer over 626 shares of stock;
               (N) With Bayne Stevenson over 8,001 shares of stock;
               (O) With Jane Meyer and Wendy Blau over 1,435 shares of
                   stock;
               (P) With Roy A. Hammer and State Street Bank and Trust
                   Company over 1,302,202 shares of stock;
               (Q) With Jane C. MacElree and Roy A. Hammer over 1,572,307 shares of stock; and
               (R) With Jane C. MacElree, Roy A. Hammer and State Street
                   Bank and Trust Company over 1,440,250 shares.

           (2) (A) (i)   Wendy S. Blau;
                   (ii)  c/o Hemenway & Barnes, 60 State Street,
                         Boston, MA  02109;
                   (iii) none;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceedings; and
                   (vi)  United States.

               (B) (i)   Richard D. Leggat, Esq.,
                   (ii)  c/o Bingham Dana LLP, 150 Federal
                         Street, Boston, MA 02110;
                   (iii) attorney and professional fiduciary;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceedings; and


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                   (vi)  United States.

               (C) (i)   Elizabeth Steele;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         MA  02109;
                   (iii) real estate developer;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (D) (i)   James W. Griffiths;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         MA  02109;
                   (iii) retired;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (E) (i)   Martha S. Robes;
                   (ii)  c/o Hemenway & Barnes, 60 State Street,
                         Boston, MA  02109;
                   (iii) former director (now retired), Dow
                         Jones & Company, Inc., World
                         Financial Center, 200 Liberty
                         Street, New York, New York  10007;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (F) (i)   Catherine G. Harrison;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         MA  02109;
                   (iii) elementary school teacher;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (G) (i)   Sarah G. Herbert;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         MA  02109;
                   (iii) none;


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                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (H) (i)   Dana R. Robes;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         MA 02109;
                   (iii) owner, Dana Robes Wood Craftsmen, Inc.,
                         P.O.Box 707, Enfield, N.H.03748;
                   (iv)  no such conviction;
                   (v)   not a party to any such   proceeding; and
                   (vi)  United States.

               (I) (i)   Jean B. Stevenson;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         MA  02109;
                   (iii) decorator;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (J) (i)   Bayne Stevenson;
                   (ii)  c/o Bayson Company, P.O. Box 929, 37 South Main Street,
                         Hanover, NH  03755;
                   (iii) real estate developer, Bayson
                         Company, P.O. Box 929, 37 South Main Street, Hanover,
                         NH  03755;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States.

               (K) (i)   Jane Meyer;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         MA  02109;
                   (iii) none;
                   (iv)  no such conviction;
                   (v)   not a party to any such


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                         proceeding; and
                   (vi)  United States.

               (L) (i)   State Street Bank and Trust
                         Company;
                   (ii)  225 Franklin Street, Boston, MA
                         02109;
                   (iii) Principal business is banking and
                         trust management;
                   (iv)  no such conviction;
                   (v)   not a party to any such
                         proceeding; and
                   (vi)  Organized under the laws of the
                         Commonwealth of Massachusetts.

               (M) (i)   Jane C. MacElree;
                   (ii)  c/o Hemenway & Barnes, 60 State
                         Street, Boston, MA  02109;
                   (iii) none;
                   (iv)  no such conviction;
                   (v)   not a party to any such
                         proceeding; and
                   (vi)  United States.

               (N) (i)   Roy A. Hammer, Esq. and Kurt F. Somerville Esq.;
                   (ii)  Hemenway & Barnes, 60 State
                         Street, Boston, MA  02109-1899;
                   (iii) attorney and professional fiduciary;
                   (iv)  no such conviction;
                   (v)   not a party to any such
                         proceeding; and
                   (vi)  United States.

               (O) (i)   Christopher Blau;
                   (ii)  c/o Hemenway & Barnes, 60 State
                         Street, Boston, MA  02109;
                   (iii) employed at a publishing company;
                   (iv)  no such conviction;
                   (v)   not a party to any such proceeding; and
                   (vi)  United States


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               (P) (i)   Robert Meyer;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         MA 02109;
                   (iii) employed at a real estate firm;
                   (iv)  no such conviction;
                   (v)   not a party to any such
                         proceeding; and
                   (vi)  United States.

               (Q) (i)   Fiduciary Trust Company;
                   (ii)  175 Federal Street, Boston, Massachusetts, 02110;
                   (iii) principal business is trust management;
                   (iv)  no such conviction;
                   (v)   not a party to any such
                         proceeding; and
                   (vi)  United States.

               (R) (i)   Phillip D. Harrison;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         Massachusetts, 02109;
                   (iii) employed at a real estate firm;
                   (iv)  no such conviction;
                   (v)   not a party to any such
                         proceeding; and
                   (vi)  United States.

               (S) (i)   Jeffrey Stevenson;
                   (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                         Massachusetts, 02109;
                   (iii) self-employed;
                   (iv)  no such conviction;
                   (v)   not a party to any such
                         proceeding; and
                   (vi)  United States.

        c. None.

        d. The governing instruments of the several trusts direct the trustees as to


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           the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

        e. Not applicable.

Item 6. Contracts, Arrangements, etc.

        There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7. Materials to be Filed as Exhibits.

        There are no relevant materials to be filed herewith.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ Michael B. Elefante
                                                  ------------------------------
                                                  Michael B. Elefante

Date:  January 4, 2002